

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION
FINANCE

Mail Stop 3561

February 19, 2010

<u>Via U.S. Mail</u>

Peter Dunn
President, Treasurer and Director
Empire Post Media, Inc.
280 South Beverly Drive, Suite 205
Beverly Hills, CA 90212

> **Re:** **Empire Post Media, Inc.**
> **Amendment No. 1 to Form S-1**
> **Filed January 28, 2010**
> **File No. 333-163782**

Dear Mr. Dunn:

We have reviewed your responses to the comments in our letter dated January 12, 2010 and have the following additional comments. Please note that all page references below correspond to the marked version of your filing on EDGAR.

<u>General</u>

1. We note your response to our prior comment 1; however, please also revise the Plan of Distribution section to indicate that the selling shareholder is an underwriter.

2. We note you have made references to legacy GAAP even though you indicate that you have adopted SFAS 168/ASU 2009-1 for your financial statements for the period ended November 30, 2009. Please revise to make references solely to the Codification standard and not to legacy GAAP. Please make similar revisions to any other sections of your document where legacy GAAP may have references, or where you solely make reference to the accounting concept. In this regard, please note that we also encourage a clear communication to the accounting concept in the notes to the financial statements, rather than simply providing a reference in the Codification, as investors may not be familiar with specific accounting literature.

Registration Statement Cover Page

3. We note your response to our prior comment 4; however, please reconcile your disclosure in the first sentence of footnote 2 that the proposed maximum offering price was based on recent prices of private transactions with your disclosure in the second sentence of footnote 2, and throughout your filing, that the offering price was arbitrarily determined.

Empire, page 3

4. We note your response to our prior comment 6 and reissue in part. Please describe your material expenditures to date and provide quantitative information regarding your near term capital requirements. Also, please disclose the anticipated cost of building up your business by increasing your marketing program and name recognition.

5. In addition, in the first paragraph under the heading "General," please disclose that you made stock awards to your CEO of $19,500 in the same period as your incurred $22,297 in losses.

6. We note your response to our prior comment 7; however, please define the term "digital intermediates and deliverables" the first time it is used in the text.

7. We note your response to our prior comment 8; however, please revise the first sentence of the first paragraph under this heading to provide more detail and clarity regarding Empire's "marketing services." Describe your current marketing efforts and disclose whether the company is currently *providing* post-production services, either itself or through third-party subcontractors, or merely marketing such services.

8. Please discuss the reasons why you believe companies will use Empire to arrange third-party financing for post-production services, rather than arranging for such financing themselves. Similarly revise your Description of Business section.

9. Refer to the last sentence of the first paragraph under this heading. Please revise to clarify that although you intend to provide collateral in the form of film rights and the licensing or distribution rights associated therewith, there can be no guarantee that financing sources will accept such collateral. Similarly revise your Description of Business section and discuss any of your alternative plans to obtain financing. If material, create a risk factor to discuss.

Prospectus Summary – General, page 3

10. Please reconcile your disclosure in the third paragraph on page 3 that you do not have any near term capital requirements other than marketing costs and expenses

associated with being a public company, with your disclosure in the last risk factor on page 6 that within the next six months, Empire will have costs relating to the development of services and administrative expenses.

Since Empire Anticipates Operating Expenses Will Increase, page 6

11. We note your response to our prior comment 12; however, please revise the last sentence of the first paragraph to explain what you mean by the statement that Empire may "finance its own clients." Also, we note that although you may have no requirement to seek long term capital, you business strategy includes a plan to build up your business in the future. Please provide quantitative information regarding your long-term capital needs.

We May Incur Significant Costs To Be A Public Company, page 7

12. We note your response to our prior comment 10 and reissue in part. Please revise to discuss the difficulties of complying with public company reporting requirements, including the Sarbanes-Oxley Act of 2002, in light of the fact that you have only there part-time employees.

Selling Security Holder, page 12

13. We note your response to our prior comment 15; however, please revise footnote 1 to indicate, if true, that Mr. Dunn is also the Principal Accounting Officer.

Anti-Takeover Provisions, page 16

14. We note your response to our prior comment 18; however, please reconcile your disclosure here that your articles and bylaws do not contain any anti-takeover provisions that may delay or prevent a change in control with your disclosure in the last risk factor on page 9 that your articles and bylaws contain provisions that could delay or prevent a change in control.

General Overview, page 17

15. We note your response to our prior comment 25; however, please revise the last sentence of the first paragraph under this heading to clarify the meaning of the phrase "and that the associated therewith." Define the term "EPM" the first time it is used in the text.

Description of Business, page 17

16. We note your response to our prior comment 26; however, please revise the fifth paragraph under this heading to briefly describe management's relationships and

contacts with established funding sources and its experience evaluating various types and forms of collateral or delete these statements.

Market and Marketing, page 18

17. We note your disclosure in the second paragraph under this heading that management believes that much of its initial business will come from various post-production companies that it will employ as subcontractors. Please provide this information in your Prospectus Summary section.

18. We note your response to our prior comment 27; however, please revise to provide support for your statement in the last paragraph under this heading that your "current marketing efforts have been received favorably" by a segment of the financing community or delete.

Our Competitive Strengths, page 19

19. We note your response to our prior comment 29; however, please revise your disclosure to remove marketing language such as "seasoned" and "experience in all aspects of movie making." Also, revise the second sentence under this heading to describe the "established relationships" your executives have with consultants and provide support for your statement that these consultants have "significant" experience or delete this disclosure.

Employees, page 19

20. We note your response to our prior comment number 30 that you will accrue for officer salaries beginning January 1, 2010. Please note that in accordance with SAB Topic 1:B:1 such costs of doing business should be reflected in your historical financial statements; however we will not object to inclusion of such amounts beginning with fiscal 2010. Please confirm your understanding of the guidance and that you will reflect the cost of the officers' salaries within your financial statements beginning December 1, 2009 rather than January 1, 2010.

Market For Common Equity And Related Shareholder Matters, page 20

21. We note your response to our prior comment 31; however, please revise to provide the date of the information regarding the number of holders of your common equity.

Liquidity, page 22

22. We note your response to our prior comment 33; however, please reconcile your disclosure here that the costs over the next six months will be a maximum of $24,000 with your disclosure on page 21, and throughout your filing, that within the next 6 months, Empire will have costs of between $24,000 and $60,000.

Interests of Management And Others In Certain Transactions, page 28

23. We note your response to our prior comment 39; however, please revise the second paragraph under this heading regarding the January 25, 2010 transaction between the company and Mr. Dunn to provide the dollar value of the loan.

Note2. Summary of Significant Accounting Policies, page F-8

24. We note your response to previous comment number 40. You indicate that revenue will be recognized when the services are performed and further, be recognized ratably over the period of contract performance in accordance SOP No. 81-1. However, the guidance under SOP 81-1 is not intended to apply to service transactions. Refer to footnote 1 of the SOP. Furthermore, it is unclear based upon your business operations and the services you plan to provide why you believe ratably revenue recognition is appropriate. Please advise and revise your revenue recognition policy accordingly. As part of your response tell us how you considered the guidance outlined in

25. We note your response to previous comment #41. Please expand your disclosure to include the information provided in your response, that is, the equipment was purchased by the shareholder immediately preceding its transfer, therefore, the transferor's historical cost is the same as the cost of the asset.

26. In addition, please delete the parenthesis making reference to Note 2, as this is Note 2.

Note Payable to Shareholder, page F-9

27. We note your added disclosure in regards to the fair value of this note payable; however, it is unclear how the Company considered the guidance prescribed in FASB ASC Topic 835-30-25-1 with respect to the imputation of interest in determining the fair value of the note payable. Similarly explain how such guidance was considered in the advance that was received from a shareholder in the amount of $25,000 subsequent to year-end. If management believes that no accounting recognition for imputed interested was required in either arrangement, please explain why and provide us with the accounting literature which supports your conclusion.

Part II – Information Not Required In This Prospectus, page II-1

Item 17. Undertakings, page II-2

28. We note your response to our prior comment 47 and reissue. Please provide the undertaking required by Item 512(a)(6) of Regulation S-K.

Other

29. Your financial statements should be updated, as necessary, to comply with Rule 3-12 of Regulation S-X at the effective date of the registration statement.

30. Provide a currently dated consent from the independent public accountant in the amendment.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jean Yu at (202) 551-3305 or Effie Simpson at (202) 551-3346 if you have questions regarding comments on the financial statements and related matters. Please contact Michelle Lacko at (202) 551-3240 or me at (202) 551-3412with any other questions.

Regards,

Amanda L. Ravitz
Branch Chief - Legal

cc: William B. Barnett
        Fax: (818) 999-6922